Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: March 10, 2022

Preliminary Q4 and FY2021 ResultsMARCH 2022 | STRICTLY PRIVATE AND CONFIDENTIAL

Disclaimer This presentation contains proprietary and confidential information of FiscalNote Holdings, Inc (“FiscalNote”) and Duddell Street Acquisition Corp. (NASDAQ: DSAC, “Duddell Street”), and the entire content should be considered “Confidential Information.” Neither Duddell Street, nor FiscalNote, nor any of their respective affiliates, representatives, partners, directors, officers, employees, advisers or agents makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the transactions contemplated in this presentation. To the full extent permitted by law, no responsibility or liability whatsoever is accepted by any such person for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Duddell Street or FiscalNote and is not intended to form the basis of any investment decision in Duddell Street or FiscalNote. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and you must make your own investment decision and perform your own independent investigation and analysis of an investment in Duddell Street or FiscalNote and the transactions contemplated in this presentation. By participating in this presentation, you expressly agree to keep confidential this presentation and all otherwise non-public information disclosed by us, whether orally or in writing, during this presentation or in these presentation materials. You also agree not to distribute, disclose or use such information for any purpose, other than for the purpose of evaluating your participation in the potential financing of the transactions contemplated in this presentation and to return to FiscalNote and Duddell Street, delete or destroy this presentation upon request. By participating in this presentation, you acknowledge that you are (i) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that you will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This presentation relates to the potential financing of a portion of the transactions contemplated in this presentation through a private placement of equity securities. This presentation shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act.This presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This presentation is not an offer, or a solicitation of an offer, to buy or sell any investment or other specific product. Any offering of securities (the “Securities”) will not be registered under the Securities Act of 1933, as amended (the “Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither FiscalNote nor Duddell Street is making an offer of the Securities in any state where the offer is not permitted. The information contained in this presentation is only addressed to and directed at persons in member states of the European Economic Area and the United Kingdom (each a “Relevant State”) who are “qualified investors” within the meaning of the Prospectus Regulation (Regulation (EU) 2017/1129) (“Qualified Investors”). In addition, in the United Kingdom, the presentation is being distributed only to, and is directed only at, Qualified Investors who are persons (i) having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) (ii) falling within Article 49(2)(a) to (d) of the Order, or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The information must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any Relevant State, by persons who are not Qualified Investors. Any investment or investment activity to which the information relates is available only to or will be engaged in only with, (i) Relevant Persons in the United Kingdom, and (ii) Qualified Investors in any Relevant State. This presentation is intended solely for the purposes of familiarizing investors. To the extent the terms of any potential transaction are included in this presentation, those terms are included for discussion purposes only.NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.Use of Data This presentation contains information concerning FiscalNote’s products, services and industry, including market size and growth rates of the markets in which FiscalNote participates, that are based on industry surveys and publications or other publicly available information, other third-party survey data and research reports. This information involves many assumptions and limitations; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and you are cautioned not to give undue weight to this information. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. This modelling data is subject to change. Neither FiscalNote nor Duddell Street has independently verified this third-party information. Similarly, other third-party survey data and research reports commissioned by FiscalNote or Duddell Street, while believed by FiscalNote and Duddell Street to be reliable, are based on limited sample sizes and have not been independently verified by FiscalNote or Duddell Street. In addition, projections, assumptions, estimates, goals, targets, plans and trends of the future performance of the industry in which FiscalNote operates, and its future performance, are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by FiscalNote and Duddell Street. None of Duddell Street or FiscalNote assumes any obligation to update the information in this presentation.Use of Projections The financial, operational, industry and market projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Duddell Street’s and FiscalNote’s control. While all financial, operational, industry and market projections, estimates and targets are necessarily speculative, Duddell Street and FiscalNote believe that the preparation of prospective financial, operational, industry and market information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. FiscalNote’s independent auditors have not studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial, operational, industry and market projections, estimates and targets, including assumptions, risks and uncertainties described in “Forward Looking Statements” below. The inclusion of financial, operational, industry and market projections, estimates and targets in this presentation should not be regarded as an indication that Duddell Street and FiscalNote, or their representatives, considered or consider such financial, operational, industry and market projections, estimates and targets to be a reliable prediction of future events. Further, investors should note that the projections or revenue targets for FY2022 to FY 2025 are based on management estimates of both organic growth and growth via acquisitions, inclusive of acquisitions in the Company's pipeline. These acquisitions may not be consummated, or if they are, they may not be done on terms that the Company currently expects. As a result, investors should not place undue reliance on projections or the revenue targets for FY2022 to FY2025.2

Financial Information, Non-GAAP MeasuresDisclaimer (Cont’d)The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X promulgated under the Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement or registration statement to be filed by Duddell Street with the SEC.This presentation contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Specifically, FiscalNote makes use of the non-GAAP financial measure Adjusted EBITDA. This is not a recognized term under GAAP and should not be considered as an alternative to net income (loss) as a measure of financial performance or cash provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use as Adjusted EBITDA does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The presentations of Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. See Appendix for a reconciliation to the most directly comparable GAAP measures . Because not all companies use identical calculations, the presentations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.Additional Information If the contemplated business combination is pursued, Duddell Street will be required to file a preliminary and definitive proxy statement, which may be a part of a registration statement, and other relevant documents with the SEC. Shareholders and other interested persons are urged to read the preliminary and definitive proxy statement, prospectus, any other relevant documents filed with the SEC and any amendments thereto when they become available because they will contain important information about Duddell Street, FiscalNote and the contemplated business combination. Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about Duddell Street, FiscalNote and the contemplated business combination, without charge, at the SEC’s website located at www.sec.gov. Duddell Street and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Duddell Street’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. This presentation does not contain all the information that should be considered in the contemplated business combination and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the contemplated business combination. It is not intended to form any basis of any investment decision or any decision in respect to the contemplated business combination. The definitive proxy statement will be mailed to shareholders of Duddell Street as of a record date to be established for voting on the contemplated business combination when it becomes available.Forward Looking Statements Certain statements in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements with respect to (i) FiscalNote’s projected operational performance, including relative to its competitors, (ii) trends in the enterprise information services and legal regulatory information markets, (iii) FiscalNote’s strategies and targets for customer growth, (iv) FiscalNote’s strategies and plans for mergers and acquisitions, and (v) other statements regarding Duddell Street’s or FiscalNote’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Duddell Street’s registration statement on Form S-1, any proxy statement/prospectus relating to the contemplated business combination, which is expected to be filed by Duddell Street with the SEC, other documents filed by Duddell Street from time to time with the SEC, and any risk factors made available to you in connection with Duddell Street, FiscalNote and the contemplated business combination. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of Duddell Street and FiscalNote), and other assumptions, that may cause FiscalNote’s or Duddell Street’s actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to, the risks, uncertainties and assumptions that will be described in any proxy statement/prospectus relating to the contemplated business combination, as well as the following: changes in domestic and foreign businesses, government regulation, and market, financial, political, and legal conditions; the risk that FiscalNote may be unable to successfully commercialize its products and services; the effects of competition on FiscalNote’s business; FiscalNote’s and Duddell Street’s exposure to litigation claims and other loss contingencies; FiscalNote’s ability to protect patents, trademarks, and other intellectual property rights; the uncertainty of the projected financial information with respect to FiscalNote; disruptions and other impacts to FiscalNote’s business as a result of the continuing COVID-19 pandemic and other global health or economic crises; changes in customer demand; the parties may be unable to successfully or timely consummate the contemplated business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the contemplated business combination or that the approval of the shareholders of Duddell Street or stockholders of FiscalNote is not obtained; failure to realize the anticipated benefits of the contemplated business combination; and the amount of redemption requests made by Duddell Street’s shareholders. There may be additional risks that neither Duddell Street nor FiscalNote presently know or that Duddell Street and FiscalNote currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Duddell Street and FiscalNote assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Duddell Street nor FiscalNote gives any assurance that either Duddell Street or FiscalNote will achieve its expectations. This presentation is not intended to constitute, and should not be construed as, investment advice.Trademarks FiscalNote and Duddell Street own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with FiscalNote or Duddell Street, or an endorsement or sponsorship by or of FiscalNote or Duddell Street. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, * or © symbols, but such references are not intended to indicate, in any way, that FiscalNote or Duddell Street will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.3

FiscalNote Exceeds FY2021 Guidance for Run-Rate Revenue

Three management KPIs define operational success for FiscalNote

	Q4 2021	
Consolidated Run Rate Revenue	**$109MM** *+69% YTD*	Consolidated Run Rate Revenue is the ARR at period end + total pro forma LTM non-subscription revenue[1].
Organic Run Rate Revenue	**$72MM** *+12% YTD*	Organic Run Rate Revenue is the ARR at period end + total pro forma LTM non-subscription revenue, *but excluding M&A from the same calendar year.*
Net Revenue Retention	**98%**	The percentage of retained ARR from existing customers at the beginning of one quarter compared to the ARR from the same set of customers at the end of the quarter, including downgrades and reductions, plus expansions, *but excluding products from M&A that occurred in the previous 12 months.*

Durable and accelerating organic growth complemented by successful execution of M&A strategy

Note: (1) Annual Recurring Revenue (ARR) is the value of the contracted recurring revenue components of term subscriptions normalized to a one-year period.

4

FiscalNote

Technology Delivering Critical Insights in an Uncertain World

*Biden Officials Weigh **Russian Oil Ban** as Gas Prices Soar*

*EU Unveils Planned **Carbon Tax on Imports** Amid U.S. and Japanese Concerns*

*Biden Announces an **Executive Order to Study Digital Currencies***

*China's draft **Personal Information Protection Law** unveils*

*Nasdaq finalizes **new board diversity rules***

*Peace in Europe 'shattered' as **Russia invades Ukraine***

FiscalNote

- Global Risk, ESG, & Geopolitical Research
- Regulatory Data & Intelligence
- Public Policy Issues Management
- Advocacy
- ESG & Sustainability Compliance
- Constituent Services

Established Government and Enterprise Clientbase

Nestlé UBS MERCK Chevron pepsi Microsoft

5

FiscalNote

Reaffirming Run-Rate Revenue Outlook

Expected to Grow 58% Year-Over-Year to $173 Million in FY2022

Run Rate Revenue by Type ($MM)

Organic Run-Rate Revenue expected to **grow 25-30%** by the end of 2022	Identified acquisition targets with total run-rate revenue of ~$135MM	Pace and scale of M&A continues to increase as company drives growth from acquired assets



92%
Recurring revenue
$65
$109
$37
$72
$173
$37
$136
$257
$50
$207
$365
$55
$310
2020A
2021PF
2022PF
2023PF
2024PF
Organic Run Rate Revenue
Run Rate Revenue Acquired (Current Year)

2021-24 CAGR

+50% Total

+63% Organic

Note: (1) Depicts Organic Run Rate Revenue from legacy platform and acquisitions completed in the previous year; (2) Represents year-end run rate revenue of acquired businesses during the year of acquisition. For 2022 to 2024, incremental acquired pipeline is based on a pipeline identified by management, with a 30% probability weighting as a margin of safety. Figures presented represent Run Rate Revenue, as defined herein, and do not represent revenue that will be recognized.

6

FiscalNote

Attractive DeSPAC Valuation Relative to Peers 2022E EV / SalesInfo ServicesVertical SoftwareLegal TechSelected companies with recurring revenue, high retention rates, and established enterprise customersMean: 10.5xMedian: 10.2x1EV ($BN)1.295.8 39.820.918.918.025.9 20.3 7.2 6.6 6.5 4.3 2.60.91.8 2.51.47 Note: FactSet. Market data as of Mar 8, 2022. (1) FiscalNote multiple calculated off 2022PF EV / Sales.

Differentiation in the Marketplace01 Building a Category Creator02 Innovating through Technology03 Track Record of Commercial Success04 Accelerating Value Creation via M&A05 Delivering Long Term, Durable Growth8

Thank You9

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (“FiscalNote”), Duddell Street Acquisition Corp. (Nasdaq: DSAC) ("Duddell Street") has filed relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.